UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Sunways Announced Commencement of Preliminary Insolvency Proceedings in Germany

We, LDK Solar Co., Ltd., in provisional liquidation, have learned that our subsidiary, Sunways AG, has commenced preliminary insolvency proceedings in the German court.

Sunways press release issued on March 21, 2014 is attached hereto as Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: March 24, 2014

Exhibit 99.3

AD HOC ANNOUNCEMENT PURSUANT TO §15 OF THE GERMAN SECURITIES TRADING ACT (WpHG)

Sunways AG: Court opens preliminary insolvency proceedings

Constance, 21/03/2014

Following the relevant application of the Management Board of Sunways AG (SWW:GR, SWWG.DE, ISIN DE0007332207), the Konstanz local court has today issued an order to open preliminary insolvency proceedings. The proceedings concern the assets of Sunways AG with registered office in Konstanz and its wholly owned subsidiary, Sunways Production GmbH with registered office in Arnstadt, Germany. The court appointed attorney at law Dr. Thorsten Schleich, Singen am Hohentwiel, of the law office Schleich & Kollegen, as preliminary insolvency administrator. The court order also provides for the formation of a preliminary creditors’ committee in the near future.

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